Exhibit 2

FOR IMMEDIATE RELEASE	3 JANUARY 2017

Wunderman acquires majority stake in Pmweb in Brazil

WPP announces that its wholly-owned operating company Wunderman, a leading global digital agency, has acquired a majority stake of Pmweb Comunicação Ltda. (“Pmweb”), a leading digital marketing specialist in Brazil.

Pmweb’s gross revenues were over R$32 million for the year ended December 31, 2015 with net assets of R$3 million as of the same date. Clients include Avon, B2W Digital, LATAM Airlines, Lojas Renner, Mercado Livre, ViajaNet, Walmart and Whirlpool Corporation. Founded in 1997, the company employs 140 people and is based in Porto Alegre with an office in São Paulo. The company will operate as Pmweb as part of Wunderman.

Pmweb monitors digital campaigns across multiple screens and devices on behalf of its clients, allowing them to tweak messages in real time to optimize their effectiveness. Managing a database of 200 million consumers, it is Brazil’s leading cross-channel campaign management and optimization company.

This investment continues WPP’s strategy of investing in fast growing sectors such as digital and its commitment to developing its strategic networks throughout Latin America, while bolstering the Group’s leadership position in Brazil. WPP’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In Latin America, WPP (including associates and investments) collectively generates revenues of US$1.5 billion and employs 23,000 people. In Brazil the Group (including associates and investments) generates revenues of over US$400 million and employs almost 7,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239